UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70231

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING _____12/31/2021_____
                                                    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Huatai Securities (USA), Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
                                10 HUDSON YARDS, 41ST FLOOR
                                              (No. and Street)

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____

(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

                                Citrin Cooperman & Company, LLP
                                (Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

11/2/2005			**2468**
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Bryan Lin _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Huatai Securities (USA), Inc. _____ , as of _____ December 31, 2021 _____ ,
is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

_____
Signature

Chief Executive Officer
Title

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Huatai Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huatai Securities (USA), Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Huatai Securities (USA), Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Huatai Securities (USA), Inc.'s management. Our responsibility is to express an opinion on Huatai Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Huatai Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Huatai Securities (USA), Inc.'s auditor since 2019.
New York, New York
March 31, 2022

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	30,368,314
Restricted cash		8,000,000
Receivables from clearing organization		1,000,986
Operating lease right of use asset		170,181
Furniture, equipment and leasehold improvements,		
net of accumulated depreciation and amortization of $224,512		166,615
Prepaid expenses		197,043
Accounts receivable		136,879
Other Assets		193,217
Total assets	$	40,233,235

Liabilities and stockholder's equity

Accrued expenses	$	3,007,111
Unearned revenue		14,000
Operating lease liability		177,830
Payable to related party (note 4)		7,135
Total liabilities		3,206,076

Stockholder's equity:

Common stock, $0.01 par value. Authorized, issued and outstanding 10,000 shares	100
Additional paid-in capital	61,588,320
Accumulated deficit	(24,561,261)
Total stockholder's equity:	37,027,159
Total liabilities and stockholder's equity	$ 40,233,235

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Nature of Business**

   Huatai Securities (USA), Inc. (the "Company") was incorporated in Delaware on August 24, 2018 and is wholly owned by Huatai International Financial Holdings Company Limited (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. ("FINRA") effective June 3, 2019.

   The Company conducts the following businesses, all solely with institutional investors:
   - Solicitation of investors in connection with primary and secondary market placements of U.S.- and Hong Kong-listed and regional securities (equity and debt), including acting as an underwriter in firm commitment or best efforts registered offerings, or as an initial purchaser in unregistered offerings, including Rule 144A offerings;
   - Acting as a placement agent in the private placements of securities;
   - Facilitating and arranging deals in investments, including primary and secondary market placements of U.S.- and Hong Kong-listed securities (equity and debt), including acting as underwriter in firm commitment or best efforts registered offerings, selling agent, solicitation, reception and handling of investors' orders in the U.S.;
   - Soliciting clients for, and completing account opening and related procedures for securities relationships between its affiliates;
   - Providing information to U.S. investors (existing and potential clients), including distribution of third-party research reports, generally prepared by its Hong Kong and Peoples Republic of China affiliates;
   - M&A advisory activities;
   - Acting as broker in secondary market transactions in non-U.S.-listed securities for U.S. institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of the Company; and
   - Trading securities for its own account.
   - Acts as a chaperone pursuant to SEC Rule 15a-6.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Right-of-use asset and lease liabilities

The Company accounts for its material leases in accordance with Accounting Standards Codification ("ASC") Topic 842, "Leases". The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

The Company leases office space in New York City, its base of operations and the location of all of its employees. This lease term expires on March 31, 2022. For the period from January 1, 2021 through December 31, 2021, payments related to this lease totaled $719,040.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of Dec 31, 2021 are as follows:

Year ending December 31,

2022	$179,760

The imputed interest included in computation of the lease liability as of December 31, 2021 was $1,930 calculated using a discount rate of 6.5%.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight line method, based on the estimated useful life. Leasehold improvements are amortized using the straight line method over the shorter of their useful lives or the terms of the respective lease.

Income Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statement or the tax returns. Differences between the carrying amounts of existing assets and liabilities in the financial statement and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company accounts for uncertainties in income taxes pursuant to ASC 740, "Income Taxes". ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. **Cash**

At December 31, 2021, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC") and a money market account at a major bank which is not insured by the FDIC resulting in a combined balance in excess of such insurance coverage of approximately $30,118,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The Company also has restricted cash in the form of a certificate of deposit in the amount of approximately $8,000,000 at December 31, 2021. Withdrawal of these funds is subject to a withdrawal penalty if taken before maturity.

4. **Related Party Transactions**

The Company may, from time to time, share in the services provided by one or more third-party vendors paid by the Company's affiliates, Huatai Financial Holdings (Hong Kong) Limited and Huatai United Securities Co. Ltd., or pay certain travel and lodging expenses for personnel of its affiliates.

5. **Income taxes**

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. At December 31, 2021, the Company has a federal net operating loss carryforward ("NOL") of approximately $3,251,000 which will be carried forward indefinitely. The Company also has NOL's for California, New York State and New York City of approximately $345,000, $330,000 and $256,000, respectively which will begin to expire in 2040. The Company also has timing differences primarily attributable to depreciation and bonus accruals which will decrease the Company tax deductions by approximately $175,000. The NOLs and other timing differences created a cumulative deferred tax asset of approximately $4,007,000 as of December 31, 2021. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

The Company records uncertain tax positions in accordance with ASC 740 "Income Taxes" on the basis noted in note (2) above.

6.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2021, the Company had net capital of $36,282,488, which was $36,032,488 in excess of its required net capital of $250,000.

7.   **Credit Losses on Financial Instruments**

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") 326.

The Company's estimate of expected credit losses considers the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

The Company, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing organization
These amounts consist of a $1,000,000 balance with StoneX Financial Inc. The Company maintains awareness of the creditworthiness of the clearing organizations. Also, the regulatory community constantly maintains its awareness of the liquidity of these organizations. Based on the current credit rating of StoneX Financial Inc., the Company expects a de minimus loss and therefore is not required to estimate or recognize an allowance for credit losses.

Accounts receivable
The reserve for credit losses related to accounts receivable is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the reserve for credit losses. The Company's expectation is that the credit risk associated with fees receivable is based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the historical losses on such assets. Management has recorded a reserve of approximately $1,013,000 as of December 31, 2021 for one receivable for which collection is uncertain. There was no reserve for credit losses recorded at December 31, 2020.

8. **Contingencies**

   As at December 31, 2021, the Company was among certain underwriters of Full Truck Alliance Co. Ltd. ("FTA") named in a class action lawsuit filed in state court in New York in connection to FTA's June 2021 initial public offering. On January 31, 2022, Huatai and the other appearing underwriter defendants filed a joinder in FTA's motion to dismiss.

   The highly regulated nature of the Company's business subjects it from time to time to regulatory inquiries and investigations. In August of 2021 the Company received an inquiry from FINRA regarding the matter described in the preceding paragraph. The Company responded in October and has not received any additional requests.

9. **Concentration of Credit Risk**

   During the year ended December 31, 2021, 62% of the Company's revenues were derived from two customers.

10. **Employee Benefit Plan**

    The Company has a 401(k) Plan whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their salary subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the employees' contribution, subject to limits based on federal tax laws, and then employees have the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Company.

11. **Subsequent Events**

    The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in the statement of financial condition through March 31, 2022, which is the issuance date of these financial statement.

    In March of 2022, the Company entered into a four year lease agreement for premises located at 280 Park Avenue, New York, New York. The total cash payments under the agreement amount to $4,112,860.

    On February 7, 2022 the Company received an examination letter from the SEC requesting various documents focused on cyber security processes. The Company responded to the request on March 1, 2022 and has not received any further correspondence from the SEC.

    There were no other subsequent events which would require disclosure in the footnotes to the financial statement.